AIT THERAPEUTICS

October 11, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: AIT Therapeutics, Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333-227681

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m. on Friday, October 12, 2018, or as soon thereafter as is practicable.

Very truly yours,

AIT THERAPEUTICS, INC.

By:	/s/ Steven Lisi
Steven Lisi
Chief Executive Officer